Exhibit 99.1

PRESS RELEASE
Richmont Mines Inc., 1501 McGill College Avenue, Suite 2920, Montreal, QC H3A 3M8 Canada

IMMEDIATE RELEASE

RICHMONT MINES ANNOUNCES
SECOND QUARTER 2013 RESULTS

MONTREAL, Quebec, Canada, August 2, 2013 - Richmont Mines Inc. (TSX - NYSE MKT: RIC), (“Richmont” or the “Corporation”) announces financial and operational results for its second quarter ended June 30, 2013. Financial results are based on International Financial Reporting Standards (“IFRS”) and dollars are reported in Canadian currency, unless otherwise noted.

Highlights:

  Q2 2013 net loss of $1.1 million, or $0.03 per share, versus Q2 2012 net loss from continuing operations of $2.9 million, or $0.09 per share;

  Gold sales of 12,826 ounces at an average selling price of $1,389 (US$1,367) per ounce in Q2 2013, versus gold sales of 14,611 ounces at an average selling price of $1,617 (US$1,618) per ounce in the prior year;

  Significant improvement at Beaufor; gold sales of 6,352 ounces at cash costs of $777 (US$765) per ounce;

  13,797 metres of exploration drilling completed at Island Gold Deep project in Q2 2013, bringing year-to- date exploration to 25,389 metres. Additional drilling has largely been comprised of step-out holes from the previously established estimated Inferred resources of 508,000 ozs, with preliminary analysis indicating that the C Zone continues to expand and remains open in all directions. Updated resource for project expected in Q3 2013;

  Successful bulk samples completed at W Zone and Monique Gold projects; both projects to proceed to commercial production;

  Letter of Offer received for a Senior Secured Credit Facility for up to US$50 million from Macquarie Bank Limited to fund the long-term development of the Island Gold Deep project;

  Cash and cash equivalents of $26.5 million, or $0.67 per share, as of June 30, 2013, and long-term debt remains minimal at $1.3 million.

Commenting on Richmont’s second quarter operational performance, Mr. Paul Carmel, President and CEO of Richmont Mines noted: “We are very pleased with the notable improvements at our Beaufor Mine this quarter, and the 53% year-over-year decrease in cash cost per ounce at the mine to $777 (US$765) is testament to the selective mining approach that we have implemented over the past quarter and to the work ethic of our employees who have embraced and adopted our newly-implemented measures. Also of note in the second quarter were the successful bulk samples taken from our W Zone and Monique projects, which are now proceeding to commercial production. With the additional material from these operations, our Camflo Mill is now operating at full capacity and we expect it to deliver lower unit costs. At Island Gold, our Island Gold Deep project continues to progress on schedule, but our operational performance at the mine was below expectations for the quarter. Reasons include mechanical issues at the mill, which have since been resolved, and haulage equipment shortages that we have addressed by acquiring four new 30 tonne capacity Caterpillar trucks under capital lease programs. While the new equipment will translate into improvements in the latter half of this year and thereafter, our year-to-date production levels at Island Gold are below budgeted levels. That being said, we expect the improved performance at Beaufor to largely mitigate lower production from Island Gold.”

RICHMONT MINES ANNOUNCES SECOND QUARTER 2013 RESULTS
August 2, 2013

Second Quarter Results

Revenues for the second quarter of 2013 were $17.8 million, down 25% from revenues of $23.7 million in the second quarter of 2012, reflecting a 12% decrease in the number of gold ounces sold, and a 14% decrease in the average gold price obtained in Canadian dollars. A total of 12,826 ounces of gold were sold at an average price of $1,389 (US$1,367) per ounce in the current quarter, versus gold sales of 14,611 ounces and an average realized sales price of $1,617 (US$1,618) per ounce in the comparable period last year. The lower number of ounces sold during the quarter was driven by lower production at the Island Gold Mine, which saw decreases of 26% in tonnage and 18% in head grade year-over-year. These effects were partially offset by the notable 60% head grade increase and corresponding improved production at the Beaufor Mine.

Cost of sales, which includes operating costs, royalties and certain related depreciation and depletion expenses, totaled $15.2 million in the second quarter of 2013, down 18% from $18.5 million in the comparable period last year, reflecting lower tonnage at Island Gold, and lower costs per tonne at Beaufor that were mainly attributable to lower levels of development and definition drilling. The average cash cost per ounce of gold sold decreased to $1,015 (US$999) in the second quarter, from $1,097 (US$1,097) in the comparable period of 2012, and from $1,305 (US$1,285) in the first quarter of 2013. This improvement was attributable to notably lower cash costs at the Beaufor Mine that were driven by an improved head grade of 7.15 g/t in the current quarter, versus 4.48 g/t last year. Somewhat mitigating this, however, was a higher milling cost per tonne at Island Gold that resulted from the lower tonnage and mechanical issues at the mill that necessitated a short-term rental of equipment from an outside supplier, and which have now been resolved.

Exploration and project evaluation costs totaled $2.3 million in the current quarter, versus $5.3 million in the comparable period of 2012. The year-over-year decrease stems from the Corporation’s decision to discontinue exploration drilling at the Wasamac Gold Property, and the capitalization of exploration drilling costs at Island Gold Deep, in line with the Corporation’s accounting policies. On a segmented basis, exploration expenses excluding depreciation and exploration tax credits of $0.2 million, were approximately $1.2 million at the Island Gold Mine and $0.6 million at the Beaufor Mine, while exploration and project evaluation costs at other properties amounted to $0.7 million during the current quarter.

The Corporation incurred a net loss of $1.1 million, or $0.03 per share, in the second quarter of 2013, versus a net loss from continuing operations of $2.9 million, or $0.09 per share in the second quarter of 2012, which excluded a $33.2 million ($27.9 million after-tax) write-down on assets for the Francoeur Mine.

Second Quarter News and Development Updates

Letter of Offer for up to US$50 Million Senior Secured Credit Facility

In mid-June, Richmont announced that it had secured a Letter of Offer for a Senior Secured Credit Facility for up to US$50 million from Macquarie Bank Limited to fund the long-term development of the Island Gold Deep project, and for working capital commitments at the Island Gold Mine. The Corporation expects to finalize the terms and conditions of the Credit Facility and to conclude the financing in the third quarter. The Island Gold Deep project contains estimated Inferred mineral resources of 1.5 million tonnes grading 10.73 g/t Au for 508,000 ounces as at January 25, 2013. Located at a depth of between 450 metres and 1,000 metres, Island Gold Deep is sub-vertical, is open in all directions, and appears to be an extension of the areas currently being mined in the Island Gold Mine above, but at higher grades and greater widths. The Corporation has a capital budget for the project of $17 million in 2013, with work focused on extending the ramp at depth to establish a more optimal horizon for definition drilling and to access the deposit in order to begin mining operations. Please see the June 17, 2013 press release entitled “Richmont Mines obtains letter of offer for Senior Credit Facility for up to US$50 Million from Macquarie Bank Limited to advance Island Gold Deep Project” for full details.

RICHMONT MINES ANNOUNCES SECOND QUARTER 2013 RESULTS
August 2, 2013

Island Gold Deep Project Update

The development of the Island Gold Deep project continues to advance well. Work completed during the quarter includes 315 linear metres of ramp development, bringing the year-to-date total to 437 metres. As of the end of the second quarter the ramp had reached a vertical depth of 510 metres, and is on track to attain a vertical depth of 570 metres by the end of 2013. An internal study is currently underway to ascertain the optimal levels to establish an exploration drift and our initial mining horizon. A total of 13,797 metres of exploration drilling were completed during the quarter, bringing the total to 25,389 metres year-to-date, in line with the Corporation’s expectations and budget. There are two drills active on completing the exploration drilling program at Island Gold Deep, with an additional two drills active between the 400 metre and 500 metre levels aimed at converting existing resources into reserves and identifying new resources in those upper horizons. The Corporation expects to complete a new resource estimate for the Island Gold Deep Project, incorporating results from recent exploration drilling, in the third quarter of 2013.

W Zone Gold Project: Successful Bulk Sample Phase, Commercial Decision Made

The Corporation announced that it had completed a successful bulk sampling phase for the W Zone Gold Project, located in Val-d’Or, Quebec, in mid-June, and that a decision to proceed to the commercial production phase of the Project had been taken. Development of the W Zone, from which material was used to complete the 7,700 tonne bulk sample, confirmed the Corporation’s understanding of the mineralized zone, and validated expectations of average mineralized widths, mill recovery rates and metallurgical results. In addition, results derived from both development and milling confirmed the project’s estimated Probable Reserves of 132,251 tonnes at a grade of 7.21 g/t for 30,680 Au ounces of reserves as at December 31, 2012. The project is expected to start commercial production in early October, and to generate additional gold production of approximately 3,000 ounces during the fourth quarter of 2013. Please see the June 19, 2013 press release entitled “Richmont Mines announces successful W Zone bulk sample; Makes decision to proceed to commercial production” for details.

Monique Gold Project: Successful Bulk Sample Phase, Commercial Decision Made

On July 31, 2013, the Corporation announced that it had completed a successful bulk sampling phase for the Monique Gold Project, an open-pit operation located 25 km east of Val-d’Or, Quebec. As a result, the Corporation has established estimated mineral Reserves for the project, and has made the decision to proceed to commercial production. Results from the 8,494 tonne bulk sample phase correlated with metallurgical expectations, generating 717 ounces of gold with an average head grade of 2.76 g/t, and a mill recovery rate of 95.1%, and have confirmed the Corporation’s geological model for the Project. As a result, Richmont has established open-pit Proven and Probable Reserves for the Project at July 1, 2013, of 485,737 tonnes grading 2.29 g/t, for 35,698 ounces. In addition, the Monique Gold Project has estimated underground Indicated Resources of 107,531 tonnes grading 4.88 g/t, for 16,858 ounces, located directly beneath the open-pit. The Corporation will file an updated 43-101 technical report on SEDAR (www.sedar.com) within 45 days of the July 31, 2013 release date. Commercial production of 22,500 tonnes per month expected to begin in early October, generating additional gold production of approximately 4,500 ounces during the fourth quarter of 2013. A commercial production rate of 22,500 tonnes per month is expected to continue through 2014. Please see the July 31, 2013 press release entitled “Richmont Mines announces successful Monique bulk sample; Reserve estimate established, proceeding to commercial production” for full details.

Six-Month Review

Revenues totaled $41.2 million for the six-month period ended June 30, 2013, down from $51.8 million in revenues for the same period in 2012, reflecting a 13% decrease in the number of ounces of gold sold and a 8% decrease in the average selling price per ounce of gold in Canadian dollars.

RICHMONT MINES ANNOUNCES SECOND QUARTER 2013 RESULTS
August 2, 2013

Cost of sales, which includes operating costs, royalties, custom milling and amortization expenses were $36.2 million for the first six months of 2013, essentially unchanged from operating costs of $36.9 million during the same period last year. This reflected the 13% increase in tonnage from the Beaufor Mine, offset by the comparable 12% decrease in tonnage at the Island Gold Mine. The average cash cost per ounce of gold sold increased to $1,167 (US$1,149) in the first six-month period, from $1,027 (US$1,027) in the comparable period of 2012, with the increase driven by a lower average recovered grade and a higher cost per tonne at the Island Gold Mine, the effects of which were only partially offset by a lower cost per tonne at the Beaufor Mine.

Exploration and project evaluation costs were $5.0 million in the first half of 2013, compared with $9.5 million in the year-ago period. The year-over-year decrease reflects the Corporation’s discontinuation of the extensive exploration drilling program at the Wasamac Property in 2012, and the capitalization of exploration drilling costs at Island Gold Deep, in line with the Corporation’s accounting policies. Lower exploration costs at the Monique Gold Project also contributed to the decrease. On a segmented basis, exploration expenses, excluding depreciation and exploration tax credits of $0.4 million, were approximately $2.6 million at the Island Gold Mine and $1.2 million at the Beaufor Mine. Exploration and project evaluation costs at other properties amounted to $1.6 million during the first half of 2013.

The Corporation incurred a net loss of $3.3 million, or $0.08 per share, in the first half of 2013. This compared to a net loss from continuing operations of $0.8 million, or $0.02 per share, in the first half of 2012, which excluded a $33.2 million ($28.0 million after-tax) write-down on the Francoeur Mine.

Cash Position and Capital Structure

Cash and cash equivalents totaled $26.5 million at June 30, 2013, down from the March 31, 2013 level of $43.8 million. As of June 30, 2013, Richmont Mines had 452 employees, compared to 444 as of March 31, 2013 and 576 as of June 30, 2012. The Corporation had working capital of $29.5 million, 39.6 million shares outstanding, no gold or currency hedging contracts and long-term debt of $1.3 million as of June 30, 2013.

Island Gold Mine

	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
	2013	2012	2013	2012

Tonnes	47,220	63,488	107,414	121,411
Head grade (g/t)	4.46	5.45	4.71	5.52
Gold recovery (%)	95.56	96.21	95.60	96.09
Recovered grade (g/t)	4.26	5.25	4.50	5.30
Ounces sold	6,474	10,711	15,534	20,689
Cash cost per ounce (US$)	1,229	900	1,179	902

During the second quarter of 2013 a total of 47,220 tonnes of ore were processed from the Island Gold Mine at an average head grade of 4.46 g/t. This represented a 26% decrease in tonnage from the 63,488 tonnes of ore processed in the second quarter of 2012 at an average head grade of 5.45 g/t. The cash cost per ounce increased to $1,249 (US$1,229) in the current quarter, from $900 (US$900) last year, reflecting a lower average recovered grade in the current quarter, mechanical issues at the mill which have since been resolved, and lower tonnage that was caused by mechanical problems with haulage equipment, the combination of which resulted in a higher cost per tonne. To address the haulage issue, the Corporation has acquired four new 30 tonne Caterpillar trucks, under capital lease programs, which have a higher payload and greater efficiency than the existing fleet. The Island Gold Mine sold a total of 6,474 ounces of gold at an average price of $1,404 (US$1,382) in the second quarter of 2013, versus gold sales of 10,711 ounces of gold at an average price of $1,621 (US$1,622) per ounce in the comparable period last year.

RICHMONT MINES ANNOUNCES SECOND QUARTER 2013 RESULTS
August 2, 2013

For the first six months of 2013, 107,414 tonnes of ore were processed at a head grade of 4.71 g/t, and 15,534 ounces of gold were sold at an average price of $1,541 (US$1,517) per ounce. This compared to tonnage of 121,411 at a head grade of 5.52 g/t, and gold sales of 20,689 ounces at an average price of $1,652 (US$1,653) per ounce in the comparable six month period of 2012. Both tonnage and recovered grade were down year-over-year which, combined with a higher cost per tonne, translated in cash cost per ounce increasing to $1,198 (US$1,179) in the first half of the year, from $902 (US$902) in the year-ago period.

The Corporation is slightly modifying its 2013 gold production guidance for Island Gold to approximately 38,000 ounces of gold, from approximately 45,000 ounces previously, to account for lower than expected production realized year-to-date. The Corporation expects this production shortfall to be offset by higher production from the Beaufor Mine.

Beaufor Mine

	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
	2013	2012	2013	2012

Tonnes	28,146	27,739	65,215	57,726
Head grade (g/t)	7.15	4.48	5.63	5.69
Gold recovery (%)	98.12	97.60	97.82	98.09
Recovered grade (g/t)	7.02	4.37	5.51	5.58
Ounces sold	6,352	3,900	11,553	10,352
Cash cost per ounce (US$)	765	1,639	1,109	1,277

A total of 28,146 tonnes were processed from the Beaufor Mine in the second quarter of 2013, slightly above the 27,739 tonnes of ore that were processed in the comparable period of 2012. The average head grade improved significantly to 7.15 g/t in the current quarter from 4.48 g/t in the year-ago period. The year-over-year improvement reflects the Corporation’s emphasis on increasing tonnage from higher grade room and pillar mining areas, while reducing levels of processed lower grade development ore. As a result of the improved grades, total cash cost per ounce decreased significantly to $777 (US$765) in the current quarter, from $1,638 (US$1,639) in the prior year. A total of 6,352 ounces of gold were sold in the second quarter of 2013 at an average price of $1,373 (US$1,352), compared to 3,900 ounces of gold sold at an average price of $1,607 (US$1,608) in the comparable period of 2012.

During the first half of 2013, 65,215 tonnes of ore were processed at a head grade of 5.63 g/t, and 11,553 ounces of gold were sold at an average price of $1,489 (US$1,466) per ounce. In the first six months of 2012, 57,726 tonnes of ore were processed at a head grade of 5.69 g/t, and 10,352 ounces of gold were sold at an average price of $1,657 (US$1,658) per ounce. As a result of the improved tonnage and essentially flat grades, total cash cost per ounce decreased to $1,126 (US$1,109) in the first half of the year, from $1,276 (US$1,277) in the similar period of the prior year.

The Corporation expects Beaufor Mine production levels in the latter half of 2013 to continue to benefit from recently implemented mine sequencing and efficiency improvement measures. As such, 2013 annual gold production at this mine is expected to be closer to the 25,000 ounce level, up from previous guidance of 20,000 ounces.

RICHMONT MINES ANNOUNCES SECOND QUARTER 2013 RESULTS
August 2, 2013

Camflo Mill

The Camflo Mill processed 59,048 tonnes in the second quarter of 2013, and 96,383 tonnes in the first six months of 2013, up 22% and 14%, respectively, over the prior year’s levels. The quarterly and first half figures both included 7,711 tonnes and 8,494 tonnes from the W Zone and Monique bulk samples, respectively. Also included are 5,086 tonnes from the discontinued Francoeur Mine in the three and six-month periods of 2013, versus 20,477 tonnes in comparable periods of 2012. With the added material from the W Zone and Monique projects, the Camflo Mill is currently running at full capacity (1,200 tonnes per day), a level expected to continue for the remainder of 2013 and through 2014.

Outlook

Mr. Paul Carmel, President and CEO of Richmont Mines commented: “The second quarter was overall a positive one for the Corporation as two important milestones were achieved at our W Zone and Monique projects, and a major improvement was experienced at Beaufor. Moreover, our Island Gold Deep development project continues to advance, and we expect to complete a new resource estimate in the third quarter. The one disappointing area in the quarter was the performance of our Island Gold Mine, but the issues were mostly mechanically-related, and measures have been taken to rectify the situation. With respect to our balance sheet, we remain mindful of the difficult conditions in the gold and capital markets, and we continue to pare back expenses wherever we can all the while maintaining the forward momentum of the Corporation.”

Richmont Mines would also like to announce that Mr. Sam Minzberg has resigned from the Corporation’s Board of Directors. Richmont would like to thank Mr. Minzberg for his valuable contribution over the past three years.

Paul Carmel
President and Chief Executive Officer

About Richmont Mines Inc.
Richmont Mines has produced over 1,300,000 ounces of gold from its operations in Quebec, Ontario and Newfoundland since beginning production in 1991. The Corporation currently produces gold from the Island Gold Mine in Ontario and the Beaufor Mine in Quebec and is advancing three gold projects; the Island Gold Deep, W Zone and the Monique Gold projects. With extensive experience in gold exploration, development and mining, the Corporation is well positioned to cost-effectively build its Canadian reserve base through a combination of organic growth, strategic acquisitions and partnerships. Richmont routinely posts news and other important information on its website (www.richmont-mines.com).

RICHMONT MINES ANNOUNCES SECOND QUARTER 2013 RESULTS
August 2, 2013

Forward-Looking Statements
This news release contains forward-looking statements that include risks and uncertainties. When used in this news release, the words "estimate", "project", "anticipate", "expect", "intend", "believe", "hope", "may" and similar expressions, as well as "will", "shall" and other indications of future tense, are intended to identify forward-looking statements. The forward-looking statements are based on current expectations and apply only as of the date on which they were made.

The factors that could cause actual results to differ materially from those indicated in such forward-looking statements include changes in the prevailing price of gold, the Canadian-United States exchange rate, grade of ore mined and unforeseen difficulties in mining operations that could affect revenue and production costs. Other factors such as uncertainties regarding government regulations could also affect the results. Other risks may be set out in Richmont Mines' Annual Information Form, Annual Reports and periodic reports.

Regulation 43-101 (“R 43-101”)
The geological data in this news release has been reviewed by Mr. Daniel Adam, Geo., Ph.D., Vice-President, Exploration, an employee of Richmont Mines Inc., and a qualified person as defined by R 43-101.

Cautionary note to US investors concerning resource estimates
Information in this press release is intended to comply with the requirements of the Toronto Stock Exchange and applicable Canadian securities legislation, which differ in certain respects with the rules and regulations promulgated under the United States Securities Exchange Act of 1934, as amended (“Exchange Act”), as promulgated by the SEC. The reserve and resource estimates in this press release were prepared in accordance with Regulation 43-101 adopted by the Canadian Securities Administrators. The requirements of Regulation 43-101 differ significantly from the requirements of the United States Securities and Exchange Commission (the “SEC”).

U.S. Investors are urged to consider the disclosure in our annual report on Form 20-F, File No. 001-14598, as filed with the SEC under the Exchange Act, which may be obtained from us (without cost) or from the SEC’s web site: http://sec.gov/edgar.shtml.

For more information, please contact:

Investor Relations:
Jennifer Aitken
RICHMONT MINES INC.
Phone: 514 397-1410 ext 101
E-mail: jaitken@richmont-mines.com

Ticker symbol: RIC
Listings: TSX – NYSE MKT
Web Site: www.richmont-mines.com
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FINANCIAL STATEMENTS FOLLOW.

RICHMONT MINES ANNOUNCES SECOND QUARTER 2013 RESULTS
August 2, 2013

EXPLORATION AND PROJECT EVALUATION
	(in thousands of Canadian dollars)
	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
	2013	2012	2013	2012
	$	$	$	$

Exploration costs – Mines
Island Gold	1,157	2,984	2,620	4,999
Beaufor	639	589	1,236	929

	1,796	3,573	3,856	5,928
Exploration costs – Other properties
Wasamac	407	2,827	881	4,931
Monique	41	86	202	576
Other	149	42	227	190
Project evaluation	139	120	287	243

Exploration and project evaluation before depreciation and exploration tax credits	2,532	6,648	5,453	11,868

Depreciation	74	23	150	56
Exploration tax credits	(327)	(1,362)	(638)	(2,451)

	2,279	5,309	4,965	9,473

RICHMONT MINES ANNOUNCES SECOND QUARTER 2013 RESULTS
August 2, 2013

FINANCIAL DATA
	Three-month period		Six-month period
	ended June 30,		ended June 30,
CAN$	2013	2012	2013	2012
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Results (in thousands of $)
Revenues	17,835	23,686	41,233	51,790
Net loss from continuing operations	(1,090)	(2,923)	(3,330)	(834)
Net loss from discontinued operation	-	(27,943)	-	(28,002)
Net loss	(1,090)	(30,866)	(3,330)	(28,836)
Adjusted net earnings (loss)[1]	(1,090)	(2,128)	(3,330)	622
Cash flows from (used in) operating activities	(2,966)	(4,460)	(9,741)	2,369

Results per share ($)
Basic net loss	(0.03)	(0.92)	(0.08)	(0.86)
Basic adjusted net earnings (loss)[1]	(0.03)	(0.06)	(0.08)	0.02
Diluted net loss	(0.03)	(0.92)	(0.08)	(0.86)
Cash flows from (used in) operating activities	(0.07)	(0.13)	(0.25)	0.07

Basic weighted average number of common shares outstanding (thousands)	39,596	33,532	39,591	33,353
Diluted weighted average number of common shares outstanding (thousands)	39,601	33,682	39,605	33,694

Average selling price of gold per ounce	1,389	1,617	1,519	1,654
Average selling price of gold per ounce (US$)	1,367	1,618	1,495	1,655
[1]

The adjusted net earnings (loss) is a financial performance measure with no standard definition under IFRS. In the three-month period ended June 30, 2012, adjusted net loss exclude the payment of $1,083 ($795 after-tax) of the severance compensation to the Corporation’s ex-President and CEO and the net loss of $27,943 after-tax from discontinued operation. In the six-month period ended June 30, 2012, adjusted net earnings exclude the total payment of $1,986 ($1,456 after-tax) of the severance compensation to the Corporation’s ex-President and CEO and the net loss of $28,002 after-tax from discontinued operation.

	June 30,	December 31,
	2013	2012
	(Unaudited)	(Audited)
Financial position (in thousands of $)
Total assets	144,257	148,244
Working capital	29,510	54,296
Long-term debt	1,345	702

RICHMONT MINES ANNOUNCES SECOND QUARTER 2013 RESULTS
August 2, 2013

SALES AND PRODUCTION DATA
Three-month period ended June 30,
		Ounces of gold		Cash cost (per ounce sold)
	Year	Sales	Production
				US$	CAN$
Island Gold Mine	2013 2012	6,474 10,711	7,442 10,814	1,229 900	1,249 900
Beaufor Mine	2013 2012	6,352 3,900	6,639 3,896	765 1,639	777 1,638
Total – Continuing operations	2013 2012	12,826 14,611	14,081 14,710	999 1,097	1,015 1,097
Francoeur Mine – Discontinued operation	2013 2012	600 -	589 -	1,692 -	1,719 -
Total	2013 2012	13,426 14,611	14,670 14,710	1,031 1,097	1,047 1,097

Six-month period ended June 30,
		Ounces of gold		Cash cost (per ounce sold)
	Year	Sales	Production
				US$	CAN$
Island Gold Mine	2013 2012	15,534 20,689	16,046 20,778	1,179 902	1,198 902
Beaufor Mine	2013 2012	11,553 10,352	11,851 10,167	1,109 1,277	1,126 1,276
Total – Continuing operations	2013 2012	27,087 31,041	27,897 30,945	1,149 1,027	1,167 1,027
Francoeur Mine – Discontinued operation	2013 2012	600 -	589 -	1,692 -	1,719 -
Total	2013 2012	27,687 31,041	28,486 30,945	1,161 1,027	1,179 1,027
Note:	2013 estimated exchange rate: US$1 = CAN$1.0159 Average exchange rate used for 2012: US$1 = CAN$0.9996

RICHMONT MINES ANNOUNCES SECOND QUARTER 2013 RESULTS
August 2, 2013

CONSOLIDATED INCOME STATEMENT
(Unaudited)	(in thousands of Canadian dollars)
	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
	2013	2012	2013	2012
	$	$	$	$

CONTINUING OPERATIONS
Revenues	17,835	23,686	41,233	51,790
Cost of sales	15,220	18,468	36,170	36,943

GROSS PROFIT	2,615	5,218	5,063	14,847

OTHER EXPENSES (REVENUES)
Exploration and project evaluation	2,279	5,309	4,965	9,473
Administration	1,571	3,544	3,693	6,273
Loss on disposal of long-term assets	1	59	35	59
Other revenues	(26)	(12)	(30)	(13)

	3,825	8,900	8,663	15,792

OPERATING LOSS	(1,210)	(3,682)	(3,600)	(945)

Financial expenses	24	238	50	398
Financial revenues	(173)	(249)	(391)	(502)

LOSS BEFORE MINING AND INCOME TAXES	(1,061)	(3,671)	(3,259)	(841)

MINING AND INCOME TAXES	29	(748)	71	(7)

NET LOSS FROM CONTINUING OPERATIONS	(1,090)	(2,923)	(3,330)	(834)

NET LOSS FROM DISCONTINUED OPERATION	-	(27,943)	-	(28,002)

NET LOSS FOR THE PERIOD	(1,090)	(30,866)	(3,330)	(28,836)

LOSS PER SHARE
Basic loss per share
Loss from continuing operations	(0.03)	(0.09)	(0.08)	(0.02)
Loss from discontinued operation	-	(0.83)	-	(0.84)

Basic net loss	(0.03)	(0.92)	(0.08)	(0.86)

Diluted loss per share
Loss from continuing operations	(0.03)	(0.09)	(0.08)	(0.02)
Loss from discontinued operation	-	(0.83)	-	(0.84)

Diluted net loss	(0.03)	(0.92)	(0.08)	(0.86)

BASIC WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING (in thousands)	39,596	33,532	39,591	33,353

DILUTED WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING (in thousands)	39,601	33,682	39,605	33,694

See accompanying notes to interim consolidated financial statements available on SEDAR (www.sedar.com).

RICHMONT MINES ANNOUNCES SECOND QUARTER 2013 RESULTS
August 2, 2013

CONSOLIDATED STATEMENT OF FINANCIAL POSITION
	(in thousands of Canadian dollars)
	June 30,	December 31,
	2013	2012
	$	$
	(Unaudited)	(Audited)

ASSETS

CURRENT ASSETS
Cash and cash equivalents	26,459	59,810
Shares of publicly-traded companies	-	30
Receivables	4,610	2,921
Income and mining tax assets	916	916
Exploration tax credits receivable	5,519	3,485
Inventories	10,498	7,764

	48,002	74,926
RESTRICTED DEPOSITS	771	684

PROPERTY, PLANT AND EQUIPMENT	87,649	65,150

DEFERRED INCOME AND MINING TAX ASSETS	7,835	7,484

TOTAL ASSETS	144,257	148,244

LIABILITIES

CURRENT LIABILITIES
Payables, accruals and provisions	16,707	17,356
Income and mining taxes payable	879	1,972
Current portion of long-term debt	536	932
Current portion of asset retirement obligations	370	370

	18,492	20,630
LONG-TERM DEBT	1,345	702

ASSET RETIREMENT OBLIGATIONS	6,413	6,375

DEFERRED INCOME AND MINING TAX LIABILITIES	2,189	2,174

TOTAL LIABILITIES	28,439	29,881

EQUITY
Share capital	132,202	132,113
Contributed surplus	9,788	9,062
Retained deficit	(26,172)	(22,842)
Accumulated other comprehensive income	-	30

TOTAL EQUITY	115,818	118,363

TOTAL LIABILITIES AND EQUITY	144,257	148,244

See accompanying notes to interim consolidated financial statements available on SEDAR (www.sedar.com).

RICHMONT MINES ANNOUNCES SECOND QUARTER 2013 RESULTS
August 2, 2013

CONSOLIDATED STATEMENT OF CASH FLOWS
(Unaudited)	(in thousands of Canadian dollars)
	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
	2013	2012	2013	2012
	$	$	$	$

OPERATING ACTIVITIES
Net loss for the period	(1,090)	(30,866)	(3,330)	(28,836)
Adjustments for:
Depreciation and depletion	2,333	2,487	4,801	4,909
Impairment loss on Francoeur Mine’s assets	-	33,189	-	33,189
Taxes paid	-	(1,457)	(1,500)	(2,485)
Interest revenues	(118)	(198)	(271)	(389)
Interest and accretion expenses on long-term debt	5	223	12	369
Share-based compensation	498	817	1,120	1,303
Accretion expense – asset retirement obligations	19	17	38	33
Loss (gain) on disposal of long-term assets	(13)	59	19	59
Gain on disposal of shares of publicly-traded companies	(12)	(3)	(12)	(92)
Mining and income taxes	29	(6,063)	71	(5,322)

	1,651	(1,795)	948	2,738

Net change in non-cash working capital items	(4,617)	(2,665)	(10,689)	(369)

Cash flows from (used in) operating activities	(2,966)	(4,460)	(9,741)	2,369

INVESTING ACTIVITIES
Disposition of shares of publicly-traded companies	12	3	12	194
Restricted deposits	(87)	-	(87)	(394)
Interest received	130	207	291	417
Property, plant and equipment – Island Gold Mine	(3,346)	(2,240)	(6,458)	(4,555)
Property, plant and equipment – Island Gold Deep Project	(4,499)	-	(6,022)	-
Property, plant and equipment – Beaufor Mine	(30)	(152)	(238)	(621)
Property, plant and equipment – W Zone Project	(1,021)	(2,560)	(2,902)	(5,245)
Property, plant and equipment – Monique Project	(5,235)	-	(7,457)	-
Property, plant and equipment – Francoeur Mine	-	(3,875)	-	(10,241)
Property, plant and equipment – Other	(87)	(953)	(485)	(1,043)
Disposition of property, plant and equipment	57	65	145	65

Cash flows used in investing activities	(14,106)	(9,505)	(23,201)	(21,423)

FINANCING ACTIVITIES
Issue of convertible debentures	-	-	-	10,000
Issue of common shares	-	421	62	1,514
Interest paid	(5)	(190)	(12)	(317)
Payment of finance leases obligations	(231)	(92)	(459)	(187)

Cash flows from (used in) financing activities	(236)	139	(409)	11,010

Net change in cash and cash equivalents	(17,308)	(13,826)	(33,351)	(8,044)

Cash and cash equivalents, beginning of period	43,767	69,314	59,810	63,532

Cash and cash equivalents, end of period	26,459	55,488	26,459	55,488

See accompanying notes to interim consolidated financial statements available on SEDAR (www.sedar.com).